Exhibit 99.1

NuCana Announces Grant of Composition-of-Matter Patent for NUC-7738

in the United States

Edinburgh, United Kingdom, September 25, 2024 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced the issuance of a new patent by the United States Patent and Trademark Office (USPTO) covering NUC-7738’s composition of matter. This patent (US12,054,510) is expected to serve as a key component of the intellectual property protection for NUC-7738, which currently consists of over 80 issued patents worldwide. NUC-7738 is a novel anti-cancer agent currently in a Phase 2 clinical study in combination with pembrolizumab in PD-1 inhibitor resistant melanoma patients, for which NuCana presented encouraging data at the ESMO Congress 2024 earlier this month.

Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer said: “We welcome the USPTO’s decision to grant this important new patent, which further strengthens the intellectual property protection of NUC-7738. This patent issuance follows our recent data presentation at ESMO which supports NUC-7738’s novel mode of action and its ability to make previously resistant tumors sensitive to rechallenge with PD-1 inhibitors by targeting multiple aspects of the tumor microenvironment. The majority of these PD-1 inhibitor resistant metastatic melanoma patients achieved a progression free survival of more than 5 months with NUC-7738 plus pembrolizumab. These results are very encouraging as the median progression free survival in this patient population is 2-3 months with the current standard of care. We look forward to advancing the development of this promising new anti-cancer agent.”

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in two ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the intellectual property protection of the Company’s product candidates, including with respect to the new composition-of-matter patent issued for NUC-7738. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com